UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Replan
Refinery in Paulínia

Production & Sales Report

1Q20

PETROBRAS

Highlights on production and sales in 1Q20

Rio de Janeiro, April 27th, 2020 – Petrobras expresses its solidarity with all victims of the global pandemic derived from the COVID-19 virus. At the same time, we pay tribute to the health professionals who have been true heroes in this real war against the virus, in the most dangerous global pandemic since the 1918-20 Spanish flu.

We believe in the ability of scientists to develop effective therapies and, further on, a vaccine that immunizes the population against COVID-19, defeating it definitively.

Social responsibility is one of Petrobras’ priorities. We have been engaged in the struggle to mitigate the effects of the pandemic on Brazilians through donations of tests, medical supplies, fuel and research capacity. Likewise, our employees are developing voluntary initiatives to help communities in need with food and hygiene materials.

We have adopted several measures to protect our employees, including work through home offices, reduction of work shifts in operations to reduce the number of professionals circulating, strict hygiene of workplaces, distribution of PPE, testing of suspected cases, measurement of body temperature and quick pre-boarding testing in oil platforms, medical monitoring and access to telemedicine services.

“Oil has been and will be essential for the functioning of the modern economy for a long time. We are strongly committed to promoting Petrobras’ resilience to the global scenario that is extremely hostile to the oil industry. Despite the enormous challenges, we are confident that with the dedication and talent of our employees we will achieve this goal. The lessons learned in this crisis will contribute to transforming us into a stronger and more value-generating company”, said CEO Roberto Castello Branco.

The negative effects of the global recession caused by the public health crisis did not substantially impact production and sales performance in 1Q20. The average production of oil, NGL and natural gas was 2,909 kboed, resulting in a commercial production of 2,606 kboed and oil production of 2,320 kbpd. Relative to the same period in 2019 such volumes represent a 14.6% growth in total production, 13.3% in commercial production and 17.7% in oil production, due to the ramp-up of the platforms that started-up in 2018 and 2019 (P-74, P-75, P-76 and P-77 in Búzios field, P-67 and P-69 in Lula and P- 68 in the Berbigão and Sururu fields). It is also worth mentioning that in January 2020 the P-77 platform, in Búzios field, reached a production capacity of 150 kbpd in just 10.4 months.

To deal with the dramatic contraction in global demand for oil - estimated at 25-30 MMbpd in 2Q20 – and fuels we decided at first to reduce our oil production in April to 2.07 MMbpd and the utilization factor of our refineries from 79% to 60% while reinforcing the logistical export capacity of crude oil, diesel and fuel oil.

Such measures have contributed to the generation of cash and the decline in inventories, allowing the maintenance of reasonable leeway in storage capacity, consequently avoiding the adoption of costly measures such as the chartering of ships to store liquids.

With the better than expected evolution of demand for our products, we opted for the gradual return to an average oil production level of 2.26 MMbpd in April alongside an increase in the utilization factor of our refineries.

The environment of uncertainties is reflected in a very fluid markets dynamics, which requires continuously monitoring in order to optimize the management of the productive capacity.

The P-70 platform, a unit that will produce at Atapu field, in the pre-salt of Santos Basin, had its anchoring activities completed and the interconnection activities are being concluded. Thus, we maintain the expectation to start production in the first half of this year. The unit has an oil processing capacity of 150 kbpd and a gas processing capacity of 6 million m3/day.

On March 16, the hull of the FPSO P-71 arrived in Espírito Santo for integration with the other modules at the Jurong Aracruz Shipyard (EJA), and completion is scheduled for 2022. P-71 has an oil processing capacity of 150 kbpd and gas processing capacity of 6 million m³/day.

In Búzios field, in Santos Basin pre-salt, we reached new production records on March 10, with 640 kbpd and 790 kboed, produced on the four platforms (P-74, P-75, P- 76 and P-77) currently installed in the field.

In 1Q20, we carried out the Extended Well Test in the area called Farfan, located approximately 70 km off the coast of Sergipe, which was the first to be carried out in ultra-deep waters in the northeast of Brazil. The data acquired on the behavior of the reservoir in production and the characteristics of its oil will be analyzed and will subsidize the development of the field, which is part of the Sergipe Deep Waters project.

As part of our strategy to restore the exploratory portfolio, we identified in April the presence of oil in an exploratory well in the Uirapuru block, located in the Santos Basin pre-salt. The block was acquired in the 4th Production Sharing Round, in June 2018. Petrobras is the operator of the block and holds a 30% stake, in partnership with ExxonMobil (28%), Equinor (28%) and Petrogal (14%).

We also identified the presence of oil in an exploratory well in the Southwest block of Tartaruga Verde, located in the Campos Basin. The block was acquired in the 5th Production Sharing Round, in September 2018. Petrobras is the operator of the block with a 100% stake.

In the refining segment, the highlight was the average processed feedstock of 1,763 kbpd, representing a refining utilization factor of 79% and an increase of 3% over 4Q19, with no significant impact from COVID-19 on this quarter’s performance. Despite the positive result in 1Q20, restrictions on the movement of people and on segments of the economy as of the end of the quarter resulted in an abrupt drop in domestic demand for oil products, except for LPG. Optimizations were made in our plants in order to adapt the production of oil products to the new demand profile, seeking to achieve the maximum profitability of the refining system.

Total average production of oil products in 1Q20 was 1,836 kbpd, exceeding the 4Q19 production by 2.4%. The production of low sulfur bunker and fuel oil continued to stand out, maintaining its appreciation in the international market, according to the IMO 2020 specifications. We started 2020 fully supplying the market, with the required quality, constantly capturing export opportunities, especially in the Asian market. The production of fuel oil, especially bunker streams and low sulfur fuel oil, reached an average of 295 kbpd, a meaningful increase of 18.5% in relation to 4Q19 production.

In February, we broke the record for fuel oil exports, reaching 238 kbpd. Oil exports increased 25% compared to 4Q19, also reaching a new record level of 896 kbpd. As mentioned earlier, as of April, with the reduction in demand in the domestic market, we have been directing our efforts towards the export of our oil and oil products and, for this purpose, we are conducting a series of logistical initiatives that enable the expansion of our export capacity. Although there is a drop in global demand, the competitive advantage of our products, the gradual resumption of China, a strong trading partner, and the constant search for new markets for our products, bring the expectation that we will continue to perform well in our exports.

In the Gas and Power segment, we highlight the reduction of approximately 33.9% in electricity generation compared to 4Q19 as a result of the seasonal improvement in hydrological conditions. Sales volume of natural gas was 10% lower than 4Q19, with a reduction in demand in the thermoelectric and non-thermoelectric segments. In March, the non-thermoelectric volume decreased by 9.6% in relation to February, already reflecting the effects of the COVID-19 pandemic.

1 – Exploration & Production

				Variation (%)
Thousand barrels of oil equivalent per day (kboed)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Crude oil, NGL and natural gas - Brazil	2,856	2,938	2,461	(2.8)	16.1
Crude oil and NGLs (Kbpd)	2,320	2,394	1,971	(3.1)	17.7
Onshore	114	122	129	(6.6)	(11.6)
Shallow water	43	59	76	(27.1)	(43.4)
Post-salt – deep and ultra-deep	620	680	730	(8.8)	(15.1)
Pre-salt	1,543	1,533	1,036	0.7	48.9
Natural gas (Kboed)	536	544	489	(1.5)	9.6
Crude oil, NGL and natural gas – Abroad	54	86	78	(37.2)	(30.8)
Total (Kboed)	2,909	3,025	2,538	(3.8)	14.6
Total – commercial (Kboed)	2,606	2,729	2,301	(4.5)	13.3

Production of oil, NGL and natural gas was 2,909 kboed in 1Q20, representing a 3.8% reduction compared to 4Q19, mainly due to the 50% divestment of the Tartaruga Verde field and the sale of our equity interest in Petrobras Oil & Gas BV, marking the end of our operations in Africa. The impact of divestments on production in the quarter was approximately 84 kbpd.

Compared to 1Q19, we had a significant increase in production of 14.6%, due to the ramp-up of the seven systems that started-up in 2018 and 2019 in the Búzios (P-74, P-75, P-76 and P- 77, which have already reached the projected production capacity), Lula (P-67 and P-69) and Berbigão / Sururu fields (P-68).

In 1Q20, production in the pre-salt fields remained at the same level as in the previous quarter, as the start-up of new wells offset the greater number of maintenance stoppages in the Lula and Búzios fields. Those stoppages are part of the reliability, integrity and safety actions scheduled in annual timeline, whose impacts were considered in the Strategic Plan. When compared to 1Q19, production in 1Q20 was 48.9% higher, which reflects the significant ramp-up of the seven systems that went into production in 2018 and 2019 and the company’s strategy of focusing its activities on world-class assets in deep and ultra-deep waters.

Post-salt production in deep and ultra-deep waters in 1Q20 was 8.8% lower than the previous quarter, mainly due to the conclusion of the sale of 50% of the Tartaruga Verde field. Compared to 1Q19, there was a reduction of 15.1%, also due to the divestment mentioned above, in addition to the natural decline in production.

Oil production in onshore fields totaled 114 kbpd in 1Q20, a reduction of 8 kbpd in relation to the previous quarter and 15 kbpd when compared to 1Q19. The reductions are due to the sale of assets at Riacho da Forquilha cluster and the natural decline in production. Onshore fields are included in the portfolio optimization processes.

Oil production in shallow water, non-core assets and object of divestment, was 43 Kbpd in 1Q20, a reduction of 16 Kbpd when compared to 4Q19, due to the maintenance stoppages on the PCE-1 platforms (Enchova field), PCH-2 (Cherne field) and PPM-1 (Pampo field). Compared to 1Q19, there was a reduction of 33 Kbpd, also justified by the stoppages mentioned above, in addition to the divestment of Pargo cluster.

Due to the new oil market scenario, we decided to mothball 62 platforms in shallow water fields which are under divestment process, in order to strengthen our resilience, totaling a reduction in oil production of approximately 23 Kbpd, in addition to temporary restrictions of 100 Kbpd. These actions were implemented at the end of March, with an impact of 20 Kbpd in the month.

As a result of COVID-19, we decided to review the stoppages scheduled for the 2Q20 in order to maintain the minimum number of people necessary to continue production, always guaranteeing operational safety conditions. We plan to carry out these stoppages in the second half of this year, maintaining the forecast of an impact of 200 kbpd of production for the year, as provided for in the Strategic Plan.

2 – Refining

				Variation (%)
Operational (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Total production volume	1,836	1,793	1,740	2.4	5.5
Total sales volume	1,626	1,729	1,737	(6.0)	(6.4)
Reference feedstock	2,176	2,176	2,176	−	−
Refining plants utilization factor (%)	79%	76%	75%	3.0	4.0
Processed feedstock (excluding NGL)	1,715	1,658	1,638	3.4	4.7
Processed feedstock	1,763	1,709	1,674	3.2	5.3
Domestic crude oil as % of total processed feedstock	91%	92%	92%	(1.1)	(1.1)

Processed feedstock in 1Q20 was 1,763 Kbpd, with a utilization factor of 79%, and total oil products output of 1,836 Kbpd, representing, respectively, an increase of 3.2% in the processed feedstock and 2.4 % in total output of oil products, compared to 4Q19.

Total production of oil products such as bunker, fuel oil, naphtha, LPG and jet fuel increased by 16% compared to 4Q19 and 29% compared to 1Q19. Jet fuel decreased by 5% compared to 1Q19.

Diesel and gasoline production in 1Q20 were lower when compared to 4Q19 and 1Q19, due to reduction in sales in the domestic market, especially from the end of March, reflecting the containment and social distancing initiatives due to the COVID-19 pandemic. In addition to diesel and gasoline, jet fuel sales declined for the same reason.

In 1Q20, in addition to the scheduled maintenance stoppage at REPLAN, there were also stoppages at units starting at the end of March. These stoppages were decided based on the optimization of results, while fully meeting demand. It should be noted that all refining units are able to return to normal loads as the oil products market recovers.

Our oil and oil products inventory levels are constantly monitored in order to guarantee maximum operational efficiency and to enable us to take advantage of commercial opportunities.

2.1 – Diesel

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	666	683	680	(2.5)	(2.1)
Sales volume for the Brazilian market	610	697	698	(12.5)	(12.6)

Diesel production in 1Q20 was lower than 4Q19 and 1Q19 due to lower sales in the domestic market, with an increased share of imported diesel compared to 1Q19. Diesel sales in the first quarter normally show a seasonal reduction in relation to the fourth quarter of the previous year and, specifically from the second half of March, the reduction in production was deeper due to the effects of COVID-19, leading to lower level of activities in operational units at the REPLAN and RPBC refineries and the use of diesel streams for the formulation of bunker 0.5%.

2.2 – Gasoline

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	360	380	391	(5.3)	(7.9)
Sales volume for the Brazilian market	330	383	385	(13.8)	(14.3)

Gasoline production volume decreased in 1Q20, mainly due to lower sales in the domestic market, due to seasonal factors, the increased share of imported gasoline compared to 1Q19 and the effects of COVID-19 as of the end of March.

At the end of the quarter, there was a reduction in operational activities of catalytic cracking units at the REPLAN and RLAM refineries.

2.3 – Fuel oil

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	295	249	198	18.5	49.0
Sales volume for the Brazilian market	41	37	45	10.8	(8.9)

In 1Q20 we were able to capture opportunities in this market, generated mainly by the new specifications of bunker quality. Bunker and fuel oil production was 295 kbpd in 1Q20, an increase of 18.5% and 49.0% compared to in 4Q19 and 1Q19, respectively. In February, we set a new record for fuel oil exports, reaching 238 kbpd, mostly sold to the Asian market.

Domestic sales increased by 10.8% in 1Q20 compared to 4Q19, but decreased by 8.9% compared to 1Q19, mainly due to the lower consumption of fuel oil in thermoelectric plants in the period.

2.4 – Naphtha

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	116	85	70	36.5	65.7
Sales volume for the Brazilian market	136	80	91	70.0	49.5

Naphtha production increased in 1Q20 mainly due to the lower use of naphtha streams for gasoline production and higher market demand. Naphtha production in 1Q20 increased by 36.5% compared to 4Q19 and 65.7% compared to 1Q19.

Sales increased in relation to 4Q19 and 1Q19. In both cases, this was due to higher demand by Braskem.

2.5 – Liquified Petroleum Gas (LPG)

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	124	118	118	5.1	5.1
Sales volume for the Brazilian market	220	228	215	(3.5)	2.3

LPG production increased by 5.1% when compared to 4Q19 and 1Q19. Despite the reduction in activities in the catalytic cracking units at RLAM and REPLAN, LPG production was not impacted, due to the reduction in gasoline production caused by the lower demand.

Sales in 1Q20 were lower than in 4Q19, mainly due to seasonality of consumption. As of March, there was an increase in consumption in the residential segment, caused by social distancing measures. Supply of LPG was fully guaranteed through operational measures at refineries and gas treatment units, complemented by imports.

2.6 – Jet fuel

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Production volume	108	100	113	8.0	(4.4)
Sales volume for the Brazilian market	112	121	126	(7.4)	(11.1)

Jet fuel production in 1Q20 was 8.0% higher when compared to 4Q19, with sales volumes falling 7.4% in the same period. In relation to 1Q19, production was 4.4% lower, following lower sales (-11.1%).

There was a sharp drop in sales from the end of the quarter on, with the meaningful reduction in the air transport market associated with the effects of COVID-19

3 – Gas & Power

				Variation (%)
Operational	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Thermal availability – Average MW	2,404	2,788	2,788	(13.8)	(13.8)
Contract sales – Average MW	758	1,174	1,152	(35.4)	(34.2)
Generation of electricity – average MW	1,679	2,539	2,406	(33.9)	(30.2)
Settlement price of the differences SE / CO – R$/MWh	189	272	285	(30.5)	(33.7)
National gas delivery (MM m³/day)	47	51	51	(7.8)	(7.8)
Regasification of liquefied natural gas (MM m³/day)	7	4	7	75.0	−
Import of natural gas (MM m³/day)	20	26	18	(23.1)	11.1
Sales volume of natural gas – MM m³/day	72	80	75	(10.0)	(4.0)

Electricity generation was 1,679 average MW in 1Q20, a reduction of 33.9% compared to 4Q19 and 30.2% compared to 1Q19. This reduction was mainly due to the decrease in spot prices, due to the improvement of hydrological conditions in relation to the previous period.

The decrease in the volume of sales in the Regulated Contracting Environment and in the Free Contracting Environment was due to the termination of energy commercialization contracts at the end of 2019.

The volume of natural gas sales was 72 MM m³/day in 1Q20, representing a decrease of 10% compared to 4Q19 and 4% compared to 1Q19. These reductions are explained by the lower demand from the thermoelectric and non-thermoelectric segments. The drop in thermoelectric dispatch was 22.5%, with the volume going from 29.2 MM m³/ day, in 4Q19, to 22.6 MM m³/day, in 1Q20. Compared to 1Q19, there was a reduction of 0.8%. The drop in the volume of natural gas supplied to the non-thermoelectric segment, compared to 4Q19, was 1.5 MM m³/day, and, in 1Q19, 2.4 MM m³/d.

March showed a reduction in the non-thermoelectric volume of 9.6% in relation to February, already as part of the effects of the COVID-19 pandemic.

In 1Q20, the lower prices of liquefied natural gas (LNG) in the international market enabled us to choose to increase imports to add to the supply of natural gas. We highlight the signing of the addendum to the gas supply contract with YPFB (Yacimientos Petrolíferos Fiscales Bolivianos), on 3/6/2020. The addendum provides for the reduction of YPFB's supply obligation from 30.08 MM m3/day to 20 MM m3/day, allowing the surplus to be marketed directly by YPBF with other market agents in Brazil. With that, we concluded another stage of the TCC (Term of Cessation of Conduct) with Cade, the anti-trust authority in Brazil.

Exhibit I: Consolidated Sales Volume

				Variation %
Sales volume (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Diesel	610	697	698	(12.5)	(12.6)
Gasoline	330	383	385	(13.8)	(14.3)
Fuel oil	41	37	45	10.8	(8.9)
Naphtha	136	80	91	70.0	49.5
LPG	220	228	215	(3.1)	2.8
Jet Fuel	112	121	126	(7.4)	(11.1)
Others	181	179	155	1.1	16.8
Total oil products	1,630	1,725	1,715	(5.4)	(4.9)
Alcohols, nitrogenous, renewable and others	8	3	14	166.7	(42.9)
Natural gas	316	381	338	(17.1)	(6.5)
Total domestic market	1,954	2,109	2,067	(7.3)	(5.4)
Exports of petroleum, oil products and other	1,031	866	664	19.1	55.3
Sales of international units	88	91	170	(3.3)	(48.2)
Total external market	1,119	957	834	16.9	34.2
Grand total	3,073	3,066	2,901	0.3	6.0

Exhibit II: Net imports and exports

				Variation (%)
Thousand barrels per day (kbpd)	1Q20	4Q19	1Q19	1Q20 / 4Q19	1Q20 / 1Q19
Net export (import)	747	509	317	46.8	135.6
Import	284	357	343	(20.4)	(17.2)
Petroleum	168	154	179	9.1	(6.1)
Diesel	9	73	70	(87.7)	(87.1)
Gasoline	26	38	25	(31.6)	4.0
Naphtha	24	6	13	300.0	84.6
GLP	49	61	46	(19.7)	6.5
Other oil products	8	25	10	(68.0)	(20.0)
Export	1,031	866	660	19.1	56.2
Petroleum	806	647	494	24.6	63.2
Fuel oil	174	156	116	11.5	50.0
Other oil products	51	63	50	(19.0)	2.0

In 1Q20, net exports increased 238 kbpd compared to 4Q19, with a monthly oil export record of 896 kbpd in February, a growth of 93 kbpd in relation to January, following the increase in production, in addition to the increase in diesel and streams for the formulation of exports of bunker 0.5%. There was a reduction in diesel, gasoline and LPG imports due to the reduction in demand.

Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 1Q20 on are estimates. The operational data contained in this release is not audited by the independent auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer